# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Capital BDC, Inc, CIK 0001633336
CUSIP: 225655109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Ste 2000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-17-185255
Filed by CIK 0001698632

## Reporting persons
- Texas County & District Retirement System: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); sole voting power 5,001,752; shared voting power 0; sole dispositive power 5,001,752; shared dispositive power 0; aggregate amount beneficially owned 5,001,752 (13.5% of the class)

## Item 1. Issuer
Name of issuer: Crescent Capital BDC, Inc
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Ste 2000, Los Angeles, CALIFORNIA, 90025

## Item 2. Person Filing
Name of person filing: Texas County & District Retirement System
Address of principal business office or, if none, residence: 901 Mopac South, Barton Oaks Plaza, Ste 500, Austin, Texas 78746
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 5,001,752
Percent of class: 13.50
Sole power to vote or to direct the vote: 5,001,752
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,001,752
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Texas County & District Retirement System: /s/ Russell Newbury, Director- Investment Operations (01/16/2025)